THE MORGAN GROUP, INC. ANNOUNCES FINAL RESULTS OF SELF-TENDER OFFER

Baltimore, Maryland -- March 29, 1999 -- The Morgan Group, Inc. (AMEX: "MG") announced today the final results of its "Dutch Auction" issuer tender offer. Because the offer was oversubscribed, shares tendered will be pro-rated, except for "odd lots" (or holdings of fewer than 100 shares), which will be purchased in full. The final pro-ration factor is 50%, as determined by American Stock Transfer & Trust Company, the Depositary for the tender offer.

In addition to the 100,000 shares for which the Offer was made, the Company exercised its option to purchase an additional 2,528 shares of its Class A common stock, representing not more than 2% of its outstanding shares, in accordance with the terms of the Offer. As a result, and in accordance with its March 22, 1999 release of preliminary results, the Company accepted for purchase 102,528 shares at a price of $9.00 per share.

The Morgan Group, Inc. commenced the tender offer on February 22, 1999, at which time it announced its intention to purchase up to 100,000 shares of its Class A common stock at a purchase price not greater than $10.00 nor less than $8.50 per share. The tender offer expired at 12:00 Midnight, New York City time, on March 19, 1999.

Prior to the tender offer, the Morgan Group, Inc. had 1,352,335 shares of its Class A common stock outstanding. Following the purchase of shares tendered, the Morgan Group, Inc. will have approximately 1,249,807 shares of its Class A common stock outstanding.

Payment for shares accepted, and the return of all other shares tendered, was completed March 29, 1999.

The Morgan Group, Inc. is the nation's largest publicly owned company managing the delivery of manufactured homes, commercial vehicles and specialized equipment  in  the  United  States.  The  Company  has  a  national  network  of approximately 1,530 independent owner-opeartors and 1,420 other drivers dispatched from 105 offices in 32 states. The Company also provides insurance and financial services through its wholly owned subsidiaries, Interstate Indemnity Company and Morgan Finance, Inc.

Contact:       Charles C. Baum
               Chairman and CEO
               The Morgan Group, Inc.
Telephone:     (410) 566-9200
Fax:           (410) 947-0612
                    or
               Dennis R. Duerksen
               Chief Financial Officer
               The Morgan Group, Inc.
Telephone:     (219) 295-2200
Fax:           (800) 285-0828